Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	DAVID A. KATZ	51 WEST 52ND STREET		T. EIKO STANGE	RONALD C. CHEN
HERBERT M. WACHTELL	ILENE KNABLE GOTTS	NEW YORK, N.Y. 10019-6150		JOHN F. LYNCH	GORDON S. MOODIE
PAUL VIZCARRONDO, JR.	JEFFREY M. WINTNER	TELEPHONE: (212) 403 -1000		WILLIAM SAVITT	DONGJU SONG
PETER C. HEIN	TREVOR S. NORWITZ	FACSIMILE: (212) 403 -2000		ERIC M. ROSOF	BRADLEY R. WILSON
HAROLD S. NOVIKOFF	BEN M. GERMANA			GREGORY E. OSTLING	GRAHAM W. MELI
THEODORE N. MIRVIS	ANDREW J. NUSSBAUM	GEORGE A. KATZ (1965-1989)		DAVID B. ANDERS	GREGORY E. PESSIN
EDWARD D. HERLIHY	RACHELLE SILVERBERG	JAMES H. FOGELSON (1967-1991)		ANDREA K. WAHLQUIST	CARRIE M. REILLY
DANIEL A. NEFF	STEVEN A. COHEN	LEONARD M. ROSEN (1965-2014)		ADAM J. SHAPIRO	MARK F. VEBLEN
ANDREW R. BROWNSTEIN	DEBORAH L. PAUL			NELSON O. FITTS	VICTOR GOLDFELD
MARC WOLINSKY	DAVID C. KARP	OF COUNSEL		JOSHUA M. HOLMES	EDWARD J. LEE
STEVEN A. ROSENBLUM	RICHARD K. KIM			DAVID E. SHAPIRO	BRANDON C. PRICE
JOHN F. SAVARESE	JOSHUA R. CAMMAKER	WILLIAM T. ALLEN	DAVID S. NEILL	DAMIAN G. DIDDEN	KEVIN S. SCHWARTZ
SCOTT K. CHARLES	MARK GORDON	MARTIN J.E. ARMS	BERNARD W. NUSSBAUM	IAN BOCZKO	MICHAEL S. BENN
JODI J. SCHWARTZ	JOSEPH D. LARSON	MICHAEL H. BYOWITZ	LAWRENCE B. PEDOWITZ	MATTHEW M. GUEST	SABASTIAN V. NILES
ADAM O. EMMERICH	LAWRENCE S. MAKOW	PETER C. CANELLOS	ERIC S. ROBINSON	DAVID E. KAHAN	ALISON ZIESKE PREISS
GEORGE T. CONWAY III	JEANNEMARIE O’BRIEN	DAVID M. EINHORN	PATRICIA A. ROBINSON*	DAVID K. LAM	TIJANA J. DVORNIC
RALPH M. LEVENE	WAYNE M. CARLIN	KENNETH B. FORREST	ERIC M. ROTH	BENJAMIN M. ROTH	JENNA E. LEVINE
RICHARD G. MASON	STEPHEN R. DiPRIMA	THEODORE GEWERTZ	PAUL K. ROWE	JOSHUA A. FELTMAN	RYAN A. McLEOD
MICHAEL J. SEGAL	NICHOLAS G. DEMMO	RICHARD D. KATCHER	DAVID A. SCHWARTZ	ELAINE P. GOLIN
DAVID M. SILK	IGOR KIRMAN	MEYER G. KOPLOW	MICHAEL W. SCHWARTZ	EMIL A. KLEINHAUS
ROBIN PANOVKA	JONATHAN M. MOSES	DOUGLAS K. MAYER	STEPHANIE J. SELIGMAN	KARESSA L. CAIN
		ROBERT B. MAZUR	ELLIOTT V. STEIN
		MARSHALL L. MILLER	WARREN R. STERN
		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		FRANCO CASTELLI	LAUREN M. KOFKE
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	S. CHRISTOPHER SZCZERBAN
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

October 11, 2017

H. Roger Schwall
Assistant Director
Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             EQT Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed September 28, 2017
File No. 333-219508

Dear Mr. Schwall:

On behalf of EQT Corporation (the “Company”), we are submitting this letter in response to the verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 28, 2017 (the “Registration Statement”).  As discussed with the Staff, this letter confirms that the disclosure under the caption “The Merger—Opinion of Rice’s Financial Advisor—Pro Forma Merger Consequences Analysis” will be revised in the definitive joint proxy statement/prospectus filed after effectiveness of the Registration Statement to reflect the changes submitted to the Staff, which are also set forth below (additions marked with underlining):

Pro Forma Merger Consequences Analysis

Barclays reviewed and analyzed the pro forma impact of the merger, including the Expected Synergies, on projected cash flow per share and NAV per share, respectively. With respect to cash flow per share for Rice and EQT, Barclays reviewed the pro forma impact of these metrics for 2018, 2019 and 2020 using projections provided by management of each of Rice and EQT as well as the pro forma impact on cash flow per share for Rice and EQT for 2018 and 2019 using Wall Street research estimates provided by FactSet, in each case, incorporating the Expected Synergies. Barclays noted that pro forma cash flow per share would be accretive to Rice in 2018 (1.0%) and dilutive to Rice for each of 2019 (-10.9%) and 2020 (-12.4%), respectively, based on projections provided by management, and accretive to Rice in each of 2018 (5.5%) and 2019 (7.2%), respectively, based on Wall Street research estimates provided by FactSet. Barclays also noted that pro forma cash flow per share would be accretive to EQT in each of 2018 (20.8%), 2019 (33.3%) and 2020 (33.0%), respectively, based on projections provided by management, and accretive to EQT in each of 2018 (15.6%) and 2019 (13.0%), respectively, based on Wall Street research estimates provided by FactSet. With respect to NAV per share for Rice and EQT, Barclays also reviewed the pro forma impact of this metric using projections provided by management of each of Rice and EQT as well as Wall Street research consensus NAV per share provided by FactSet, in each case, incorporating the Expected Synergies. Barclays also noted that pro forma NAV per share would be accretive to both Rice (2.9%) and EQT (3.9%), respectively, based on projections provided by management, and dilutive to EQT (-6.3%) and accretive to Rice (28.7%), based on Wall Street research consensus NAV per share provided by FactSet.

*                               *                                *                               *                                *                               *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1347 or by email at SACohen@wlrk.com or Victor Goldfeld at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Steven A. Cohen
Steven A. Cohen

cc:                                Lewis B. Gardner, EQT Corporation
Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

William E. Jordan, Rice Energy Inc.
Stephen M. Gill, Vinson & Elkins LLP